Via Facsimile and U.S. Mail
Mail Stop 6010

December 12, 2008

Mr. Kevin L. Tate
United America Indemnity, Ltd
Chief Financial Officer
87 Mary Street   KYI - 9002
Walker House
George Town, Grand Cayman
Cayman Islands

Re: United America Indemnity, Ltd.;
Form 10-K for the Year Ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 10, 2008
File No. 0-50511

Dear Mr. Tate:

        We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly period ended September 30, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Investments, page 6

1.   Please revise your disclosure to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

2.   Please revise your disclosure here or in your MD&A to include more information on how the information obtained from your outside investment managers is used in developing the fair value measurements in the consolidated financial statements. Please include the following:
   - The number of quotes or prices you or your investment managers generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
   - Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services or from your outside investment managers;
   - Whether the quotes you receive are binding or non-binding; and
   - In addition to describing the validation process performed by your investment managers, discuss the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

         Sincerely,

         Jim B. Rosenberg
         Senior Assistant Chief
         Accountant